MAJESCO ENTERTAINMENT COMPANY
160 RARITAN CENTER PARKWAY
EDISON, NEW JERSEY 08837
(732) 225-8910
              August 27, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Matthew Crispino, Esq.
Re:   Majesco Entertainment Company
        Registration Statement on Form S-3, as amended (SEC File No. 333-159980)
Ladies and Gentlemen:
     With respect to the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Majesco Entertainment Company (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to 12:00 p.m. on Friday, August 28, 2009, or as soon as practicable thereafter.
     The cooperation of the staff in meeting the timetable described above is very much appreciated.
     The Company acknowledges to the Commission that: (i) should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Todd E. Mason, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6731 with any comments or questions regarding the Registration Statement.
                 Very truly yours,

/s/ Jesse Sutton
Jesse Sutton
Chief Executive Officer
cc:     Todd E. Mason, Esq.